Exhibit 99.1

MATERIAL FACT (“HECHO ESENCIAL”)

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

Registered in the Securities

Registry under No. 42

Santiago (Chile), December 20 th, 2022

Mr. President

Commission for the Financial Market

PRESENT

Dear Sir:

The undersigned, on behalf of the non-public corporation (sociedad anónima cerrada) named Celulosa Arauco y Constitución S.A. (the “Company” or “Arauco”), both domiciled in the Metropolitan Region of Chile, at Avenida El Golf No. 150, 14th Floor, commune of Las Condes, a company registered in the Securities Registry under No. 42, Chilean Taxpayer Identification No. 93,458,000-1, and being duly entitled for these purposes, hereby reports the following material information concerning the Company and its businesses, pursuant to article 9 and the second paragraph of article 10, both of Law No. 18,045, and Regulation of General Application (Norma de Caracter General) No. 30, issued by the Commission for the Financial Market:

Considering current projections of future margins, differences in exchange rates and the sustained increased risk in Argentina, and by applying the usual procedures for determining penalties or impairments in accordance with International Financial Reporting Standards (IFRS), Celulosa Arauco y Constitution S.A. and its subsidiary Inversiones Arauco Internacional Limitada will register in their financial statements for the year 2022 a provision for impairment with respect to certain assets of the subsidiary Arauco Argentina S.A., for an approximate amount net of deferred taxes of US$83,000,000. Therefore, the negative effect of Arauco´s provision referred to in the results of the Company as of December 31 st 2022, will arise to the already indicated amount of US$83,000,000.

Very truly yours,

CELULOSA ARAUCO Y CONSTITUCION S.A.

Matias Domeyko Cassel

Vicepresident Executive

Celulosa Arauco y Constitucion S.A.

c.c.

- Santiago Stock Exchange. La Bolsa No. 64, Santiago

- Chilean Electronic Exchange. Huérfanos 770, 14th Floor, Santiago

- Representative of the Bondholders (Banco Santander). Bandera 140, Santiago

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